PUTNAM INVESTMENTS news

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Boston, Massachusetts 02109
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FOR IMMEDIATE RELEASE

CONTACT:  Nancy Fisher                Laura McNamara
          Putnam Investments          Putnam Investments
          617-760-1608                617-760-1108

             THE TRUSTEES OF THE PUTNAM FUNDS

             APPROVE CLOSED-END FUND MERGERS

             AND CALL SHAREHOLDER MEETINGS


BOSTON - (October 15, 2004) - Putnam Investments today announced that the Trustees of The Putnam Funds have approved the following two mergers of closed-end funds:

* Putnam High Income Opportunities Trust (PCV) into Putnam High Income Bond Fund (PCF); and

* Putnam Master Income Trust (PMT) into Putnam Premier Income Trust
  (PPT).

The Trustees have determined that the mergers are in the best interests of shareholders of each of these funds. The funds involved in each merger have similar investment objectives and strategies. It is currently expected that the mergers will result in lower expenses for shareholders of each fund without altering the surviving funds' key investment objectives and strategies. It is also currently expected that the mergers will be tax-free transactions. Of course, there can be no assurance of the tax treatment of the mergers, or that the expected benefits of the mergers will be realized.

In addition, the Trustees have called joint meetings of shareholders of Putnam Premier Income Trust and Putnam Master Income Trust and of Putnam High Income Bond Fund and Putnam High Income Opportunities Trust to consider the mergers. At their joint meeting, shareholders of each of Putnam Premier Income Trust and Putnam Master Income Trust will consider the following proposal:


* Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam Premier Income Trust and the assumption by Putnam Premier Income Trust of all of the liabilities of Putnam Master Income Trust, and the distribution of such shares to the shareholders of Putnam Master Income Trust in complete liquidation of Putnam Master Income Trust.

At their joint meeting, shareholders of each of Putnam High Income Bond Fund and Putnam High Income Opportunities Trust will consider the following proposal:

* Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam High Income Opportunities Trust to Putnam High Income Bond Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam High Income Bond Fund and the assumption by Putnam High Income Bond Fund of all of the liabilities of Putnam High Income Opportunities Trust, and the distribution of such shares to the shareholders of Putnam High Income Opportunities Trust in complete liquidation of Putnam High Income Opportunities Trust.

Each joint shareholder meeting has been scheduled for Thursday, January 13, 2005 at 11:00 a.m. at the offices of the funds, One Post Office Square, Boston, MA 02109. The close of business on Friday, October 22, 2004 has been fixed as the record date for each joint shareholder meeting.

The completion of each merger is subject to significant conditions, including final review by the Securities and Exchange Commission and approval by shareholders of each fund at the joint shareholder meetings. There can be no assurance that the mergers will be completed.


Putnam High Income Bond Fund: (Net assets of approximately $116 million as of September 30, 2004). The fund seeks to provide high current income as a primary objective and capital appreciation as a secondary objective and invests, under normal circumstances, at least 80% of its net assets in fixed income securities (including debt instruments, convertible securities and preferred stock) rated below investment grade (e.g., below BBB/Baa) by at least one nationally recognized rating agency (or nonrated securities Putnam Management believes are of comparable credit quality). The fund is currently managed by David L. King (portfolio leader), George P. Maris, Robert L. Salvin, and the Putnam large cap value and core fixed-income high yield teams. Assuming completion of the merger, the combined fund will have over $180 million in assets.

Putnam High Income Opportunities Trust: (Net assets of approximately $73 million as of September 30, 2004). The fund seeks to provide high current income as a primary objective and capital appreciation as a secondary objective and invests, under normal circumstances, at least 80% of its net assets in fixed income securities (including debt instruments, convertible securities and preferred stock) rated below investment grade (e.g., below BBB/Baa) by at least one nationally recognized rating agency (or nonrated securities Putnam Management believes are of comparable credit quality). The fund is currently managed by David L. King (portfolio leader), George P. Maris, Robert L. Salvin, and the Putnam large cap value and core fixed-income high yield teams.

Putnam Premier Income Trust: (Net assets of approximately $1 billion as of September 30, 2004). The fund seeks to provide high current income and pursues this investment objective through asset allocation across three different fixed-income sectors: U.S. investment grade, high yield, and international securities. The fund is currently managed by D. William Kohli (portfolio leader), David Waldman (portfolio member), and the Putnam core fixed income team. Assuming completion of the merger, the combined fund will have over $1.3 billion in assets..

Putnam Master Income Trust: (Net assets of approximately $387 million as of September 30, 2004). The fund seeks to provide high current income consistent with preservation of capital and pursues this investment objective through asset allocation across three different fixed-income sectors: U.S. investment grade, high yield, and international securities. The fund is currently managed by D. William Kohli (portfolio leader), David Waldman (portfolio member), and the Putnam core fixed income team.


About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of September 30, 2004, Putnam managed $209 billion for approximately 11 million individual shareholders accounts and 500 institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo. For more information, go to www.putnaminvestments.com

                             ###

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC'S website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

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